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                               February 2, 2023

       Dustin Tacker
       Chief Financial Officer
       Minim, Inc.
       848 Elm Street
       Manchester, NH 03101

                                                        Re: Minim, Inc.
                                                            Form 10-K/A for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarter Ended September 30, 2022
                                                            Form 8-K furnished
November 10, 2022
                                                            File No. 001-37649

       Dear Dustin Tacker:

              We have reviewed your January 11, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 21, 2022 letter.

       Form 10-K/A for the Year Ended December 31, 2021

       Item 9A. Controls and Procedures
       Management's Report on Internal Control over Financial Reporting, page
35

   1. We note your response to prior comment 1. Please respond to us to explicitly state whether your internal
controls over financial reporting are effective or not effective at
                                                        December 31, 2021, in
accordance with Item 308(a)(3) of Regulation S-K.
       Form 10-Q for the Quarter Ended September 30, 2022
       Item 4. Controls and Procedures, page 22

   2. We note your response to prior comment 2, however we do not believe your response
 Dustin Tacker
FirstName
Minim, Inc.LastNameDustin Tacker
Comapany2,NameMinim,
February    2023      Inc.
February
Page 2 2, 2023 Page 2
FirstName LastName
         completely responds to our comment. It is not clear how you determined your disclosure controls and procedures and internal controls over financial reporting were effective at
         September 30, 2022, in light of the previously disclosed material weaknesses. Please clearly explain to us the circumstances and changes that lead to effective controls at
         September 30, 2022 despite the disclosure that remediation of your material weaknesses has not yet been completed.
Form 8-K furnished November 10, 2022
Exhibit 99.1, page 7

3.       We note your response to prior comment 3 that the adjustment    GAAP
sales net to
         revenue bookings    in your Adjusted EBITDA measure is required in the
calculation of
         your debt covenants. However, we note that you currently do not present or discuss your debt covenants in your MD&A section. We believe that in order to use the exception in
         Item 10(e)(5) of Regulation S-K you would need to conclude that the covenant was material enough to be required to be disclosed within your Form 10-K such as within your
         MD&A section, and you would also need to include the disclosures indicated in Question
         102.09 of the Non-GAAP Compliance and Disclosure Interpretations. Please revise or advise accordingly.
4. Your response to prior comment 6 indicates that you believe the events are non-recurring as a result of the material weaknesses and related errors. However, the inventory costing error corrected your inventory balances as of December 31, 2021 and March 31, 2022, and presumably inventory costs going forward would be based on appropriate inventory balances. We do not believe it would be appropriate to adjust the margin or net income amounts to reflect what would have been the amount had the errors not been corrected.
         Additionally, we continue to have concerns about the adjustment related to the inventory reserves for one product. We continue to believe that this adjustment is not consistent with the guidance in Question 100.01 of the Staff's C&DI on Non-GAAP Financial
         Measures as we believe this type of inventory write-off or provision represents normal charges incurred by businesses. Please revise to remove these adjustments from your non-
         GAAP financial measures in future filings. We further note that you may disclose the impact of the error and the inventory provision by separately identifying and quantifying the amounts in footnote or other disclosure, without adjusting the gross margin or net income measure. Please revise accordingly.
 Dustin Tacker
Minim, Inc.
February 2, 2023
Page 3

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameDustin Tacker                         Sincerely,
Comapany NameMinim, Inc.
                                                        Division of Corporation
Finance
February 2, 2023 Page 3                                 Office of Manufacturing
FirstName LastName